UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 29, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary



Date:    January 29, 2004

                                  NEWS RELEASE

CALGARY, ALBERTA, CANADA - January 29, 2004

FOR IMMEDIATE RELEASE
---------------------


                         PRECISION DRILLING CORPORATION
             SETS HIGH-TEMPERATURE STANDARDS FOR MWD, LWD OPERATIONS

Precision Drilling Corporation ("Precision") announced today it has successfully operated its MWD and LWD tools in record high-temperature wellbore conditions. Precision's Hostile Environment Logging (HELTM) MWD system and PrecisionLWDTM triple combo system operated at 375(Degree)F and 347(Degree)F bottomhole temperatures, respectively, providing wellbore and formation data for Newfield Exploration Company ("Newfield") in south Texas.

During 12 days of drilling for Newfield on the Carrillo Conoco Fee No. 1 well in Duval County, Texas, Precision's HEL MWD system provided wellbore directional data, as well as gamma ray and bore/annular pressure, at circulating bottomhole temperatures up to 375(Degree)F. A surface gyro was run and confirmed directional survey accuracy within 1(Degree).

On the Peach Creek Gas Unit No. 5 well in Wharton County, Texas, adverse hole conditions prevented wireline logging due to the risk of tools getting stuck. The PrecisionLWD system recorded gamma ray, multi-frequency resistivity and azimuthal density and thermal neutron porosity in 17.8-lb/gal oil-based mud at 347(Degree)F circulating bottomhole temperature to 16,250 ft. The LWD logs were wireline-quality.

"The record-setting performance of Precision's MWD and LWD technology is a substantial step forward in the advancement of hostile environment drilling," said Bruce Darlington, Drilling Engineer for Newfield. "The MWD and LWD systems operated trouble-free and provided accurate data under extremely difficult conditions where other methods likely would have failed."

"Our engineering processes have again delivered reliable tools that have been proven in the most demanding of environments," said Rusty Petree, Vice President of Corporate Development, Technology Services for Precision. "This bodes well for delivering superior technology into the economic envelope required for the ongoing development of mature basins."

                                      #####

Precision Drilling Corporation (TSX: PD, and effective February 2, 2004 PD.U;
NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM